Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Reports Year-End Exploration Results From the Akarca Project,
Northwest Turkey

Vancouver, British Columbia, March 2, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce year-end exploration results from the Akarca gold-silver project. The work was conducted by Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company that signed an option agreement in June 2013 to acquire the Akarca property for a combination of cash payments, gold bullion, work commitments, and a retained royalty interest to EMX's benefit. Çolakoglu’s 2014 exploration programs expanded and further defined known zones of epithermal style gold and silver mineralization across the district-scale Akarca project, and also identified new targets for follow-up exploration. Recent drill results include an oxide drill intercept of 58.5 meters averaging 2.00 g/t gold and 15.3 g/t silver, with a higher grade sub-interval of 2.6 meters averaging 35.31 g/t gold and 226.6 g/t silver. In addition to drilling, Çolakoglu conducted over seven kilometers of trench mapping and sampling. Please see attached map and www.eurasianminerals.com for more information.

Drill Results. Çolakoglu recently reported exploration results to EMX that included 63 diamond drill holes totaling approximately 5,870 meters of drilling conducted from mid-June through December 2014. This drilling was focused on the near-surface, oxide gold-silver mineralized zones at Kucukhugla, Fula, Hugla, Percem and Sarikaya Tepe. Drilling was conducted at a nominal 25 to 50 meter spacing along strike of a given zone, as well as reconnaissance step-outs at varying distances. Drill intercept highlights are summarized below.

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
Kucukhugla Tepe
AKC-131	0.0	18.3	18.3	0.61	13.2	0.85	Kucukhugla Tepe: TD = 98.5m, oxidized, in-fill hole within the mineralized zone. True width estimated at 45%.
	31.5	90.0	58.5	2.00	15.3	2.28
including	39.0	41.6	2.6	35.31	226.6	39.43
AKC-132	14.1	39.9	25.8	4.14	38.3	4.84	Kucukhugla Tepe: TD = 101.2m, oxidized, in-fill hole within the mineralized zone. True width estimated at 55%.
including	27.3	28.2	0.9	111.50	906.0	128.00
	65.9	99.6	33.7	0.33	3.5	0.39
AKC-145	4.6	37.8	33.2	0.96	18.3	1.29	Kucukhugla Tepe: TD = 86.5m, oxidized, in-fill hole within the mineralized zone. True width estimated at 65%.
including	7.2	8.5	1.3	11.60	301.0	17.07
AKC-148	0.0	46.4	46.4	2.54	35.5	3.19	Kucukhugla Tepe: TD = 100m, oxidized, in-fill hole within the mineralized zone. Vertical hole likely drilled sub-parallel to a structure. True width is unknown.
including	5.0	9.0	4.0	20.47	283.7	25.63
including	26.0	26.9	0.9	6.47	109.0	8.45
	54.0	79.2	25.2	1.04	1.9	1.07
including	57.1	58.7	1.6	10.80	6.4	10.92
Fula Tepe
AKC-142	32.0	41.8	9.8	4.43	11.1	4.64	Fula Tepe: TD = 95m, oxidized, drilled as an angled offset of holes AKC-111 and -112 to the west. True width estimated at 90%.
including	38.5	40.3	1.8	19.03	36.9	19.70
AKC-150	0.0	26.0	26.0	1.32	30.9	1.88	Fula Tepe: TD = 100m, oxidized, in-fill hole within the mineralized zone. True width estimated at 50%.
including	6.2	7.1	0.9	8.28	213.0	12.15
AKC-167	45.7	58.3	12.6	2.94	46.2	3.78	Fula Tepe: TD = 74.4m, oxidized, in-fill hole within the mineralized zone. True width estimated at 75%.
including	54.4	56.3	1.9	16.17	236.3	20.47
AKC-186	9.9	23.25	13.4	3.09	22.4	3.50	Fula Tepe: TD = 85m, oxidized, step-out hole to the west of Fula Tepe. True width estimated at 35-65%.
including	12.9	14.0	1.1	22.40	90.0	24.04
	32.0	42.2	10.2	0.26	3.5	0.33
	69.5	82.4	12.9	0.53	3.9	0.60

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Percem Tepe
AKC-146	7.6	63.6	56.0	0.59	7.4	0.73	Percem Tepe: TD = 128.6m, oxidized, mixed, and unoxidized, a 35m step-out to the east of AKC-74. True width estimated at 90% .
including	36.2	37.4	1.2	5.81	9.5	5.98
AKC-153	26.2	50.9	24.7	0.93	7.6	1.07	Percem Tepe: TD = 125m, oxidized, an angled offset from AKC-147 to the east. True width estimated at 50-75%.
	64.5	97.6	33.1	0.26	3.1	0.32
Sarikaya Tepe
AKC-165	52.7	92.6	39.9	0.72	16.4	1.02	Sarikaya Tepe: TD = 125m, oxidized, mixed and unoxidized, drilled on the southwestern part of Sarikaya Tepe at the base of the hill. True width estimated at 70%.
AKC-168	70.3	110.2	39.9	1.89	7.9	2.04	Sarikaya Tepe: TD = 150m, unoxidized, drilled on western part of Sarikaya Tepe at the base of the hill. True width estimated at 55%.
including	78.9	83.5	4.6	8.85	16.4	9.15
Hugla Tepe
AKC-190	8.5	67.0	58.5	0.61	4.9	0.70	Hugla Tepe: TD = 90m, oxidized, step-out hole to the southwest of the main zone at Hugla Tepe. True width estimated at 50%.
AKC-193	35.6	53.0	17.4	3.71	6.8	3.84	Hugla Tepe: TD = 95m, oxidized, step-out hole to the southwest of the main zone at Hugla Tepe. True width estimated at 85%.
including	42.7	46.0	3.3	15.31	21.6	15.70

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m. Internal dilution allowance of up to 3.5m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%.

The above intercepts are in addition to previously reported 2014 results from 26 core holes totaling 2,220 meters drilled by Çolakoglu during the April to mid-June timeframe (see EMX news release dated July 17, 2014). A key result of Çolakoglu’s aggressive drill campaigns has been the expansion and enhanced definition of the gold-silver mineralized zones described below.

  Kucukhugla Tepe is a 600 meter long, northwest trending zone of parallel vein systems that locally host higher grade mineralization. Recent drilling continued to intersect high grade zones within broader intercepts of gold-silver mineralization, with sub-intervals from AKC-131 of 2.6 meters (39.0-41.6m) averaging 35.31 g/t Au and 226.6 g/t Ag, and from AKC-132 with 0.9 meters (27.3- 28.2m) averaging 111.50 g/t Au and 906.0 g/t Ag. The zone remains open along strike.

  Fula Tepe is a broad corridor of veining and silicification with a strike length of 800 meters and width of over 300 meters. This year's program has systematically drill delineated the gold-silver mineralization in the main zones at Fula Tepe and identified new, sub-parallel mineralized zones with reconnaissance step-out drilling. The system remains open along strike to the northeast and southwest.

  The Hugla Tepe prospect is a 650 meter long zone of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies. The zone is oriented along a northeast strike direction that is parallel to and approximately 400 meters southeast of Fula Tepe. The final holes of Çolakoglu's 2014 drilling campaign followed-up on a splay that broadens Hugla Tepe towards the southwest, and include an intercept of 17.4 meters (35.6-53.0m) averaging 3.71 g/t Au and 6.8 g/t in AKC-193.

  A target halfway between Hugla and Fula Tepe was drilled as a northeast aligned fence of holes at approximately 100 meter spacings. This drilling was designed to follow-up IP-resistivity anomalies, trench results, and earlier reconnaissance holes. The drilling intersected gold-silver mineralization along a 550 meter northeast trend, and defines a newly recognized zone of concealed mineralization lying between the Hugla and Fula Tepe prospects.

  Sarikaya Tepe is the furthest west of the known zones of mineralization on the property, and forms a distinctive north-south trending topographic high held up by multiple vein sets and silicified wall rocks. Çolakoglu’s recent drilling expanded the zone 75 meters to the east with a step-out hole. Sarikaya is notable for hosting higher-grade mineralization, including an oxide intercept reported earlier from AKC-70 of 36.4 meters (0-36.4m) averaging 5.67 g/t Au and 53.31 g/t Ag, with a sub- interval of 2.15 meters averaging 89.34 g/t Au and 835.16 Ag g/t (true width interpreted as 60-75% of reported interval length, see EMX news release dated January 18, 2013).

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  Recent drilling at the Percem Tepe prospect on the east side of the property extended the mineralized zone to the east and west of the previous drilling. In addition, 2014 reconnaissance drilling identified a new target 200 meters to the north of the previous drilled area beneath a subcrop of silicified boulders. The mineralization is hosted in two bodies of silicified/replacement brecciated and veined material that appear to be gently dipping to the northeast. This style of mineralization is a distinctive feature of Percem Tepe, in which extensive zones of mineralized breccias and replacement bodies have been encountered.

In addition to the zones above, Arap Tepe remains an important target that was a focus of earlier drill programs. Arap Tepe hosts near-surface oxide gold-silver mineralization developed in a series of east-west zones of mineralization. Only one of these zones has been systematically drilled (Zone A), with the other zones presenting upside exploration opportunities.

As exploration continues, it is clear that the continuity of the near-surface oxide zones of structurally focused vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling are demonstrating ample potential for new discoveries on the property. Follow-up work will continue on these newly recognized areas of mineralization.

Other 2014 Work. Çolakoglu also completed approximately seven kilometers of trenching, mapping, and sampling during 2014. Trenching and mapping are important exploration tools at Akarca for identifying new areas with exploration potential. Ongoing programs underway by Çolakoglu include metallurgical and environmental assessment studies.

Akarca Property Overview. The Akarca project consists of six drill defined zones of epithermal gold-silver mineralization, with several additional mineralized zones identified within a district-scale area. EMX’s grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US $12 million by partner companies.

Since its discovery, 244 core and reverse circulation holes totaling about 26,400 meters have been drilled at the Akarca project. This drilling has been highly successful over multiple campaigns as indicated by the gold equivalent grade times thickness product (AuEq g/t X meters)1. From all project drilling, more than 50% of the holes total over 20 AuEq g/t X meters, and of these 7% total over 90 AuEq g/t X meters. Further, 95% of the holes drilled to date have at least one interval of mineralization > 0.2 g/t Au. This success rate is remarkable considering that many of the targets are concealed beneath cover, and speaks to the broad areas mineralized by the gold-silver epithermal system(s) at Akarca.

1 Au equivalent (AuEq) calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%. AuEq grade X thickness calculated for intervals > 0.2 g/t Au and summed as a total for a given drill hole.

Comments on Sampling, Assaying, and QA/QC. Çolakoglu’s exploration samples are collected in accordance with industry best practice standards and guidelines. These procedures and protocols were originally established by EMX for the Akarca project. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish, and over limit analyses for silver (> 100 g/t Ag) were performed with aqua regia digestion and ICP/AES techniques. As standard procedure, Çolakoglu carries out routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

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About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the nine-month period ended September 30, 2014 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2013(the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Eurasian Minerals
Percem Tepe
AKC-146: 24.7m @ 0.93 g/t Au, 7.6 g/t Ag
Fula Tepe
AKC-142: 9.8m @ 4.43 g/t Au, 11.1 g/t Ag
Sarikaya Tepe
Hugla Tepe
Arap Tepe
AKC-193: 17.4m @ 3.71 g/t Au, 6.8 g/t Ag
Kucukhugla Tepe
AKC-131: 58.5m @ 2.00 g/t Au, 15.3 g/t Ag
including 2.6m @ 35.31 g/t Au, 226.6 g/t Ag
AKC-168: 39.9m @ 1.89 g/t Au, 7.9 g/t Ag
N
W
E
S
1,000 m
Gold Equivalent g/t*m
> 90
50 - 90
20 - 50
5 - 20
< 5
February 2015
Extent of vein float and/or resistivity anomaly
Extent of vein swarm outcrop, drilling and resistivity anomaly
Topography (C.I. = 10m)
Alluvium
Conglomerate-sandstone
Basement Rocks
EMX license
* Grade X Thickness (AuEq X meters) calculated from intervals > 0.2 g/t Au. Au equivalent calculated at 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries and net smelter returns are 100%. True thickness varies from 45-90% for all project drilling.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com